Exhibit 4.28

IndusInd Bank

SANCTION LETTER – Make My Trip (India) Pvt. Ltd.

Ref. No: IBL/CBG/2016–17/767

Date: 18th June 2016

To,
The Director,

UG-7, (Front Side), TDI Mall, Rajouri Garden
New Delhi -110027, India

CC:
For Make My Trip Ltd (Mauritius) "Guarantor"

Dear Sir/Madam,

Re: Sanction of Credit Limits.

With reference to your request for the credit facilities, we are pleased to sanction the facilities as under subject to the terms and conditions as mentioned in the Annexure I.

The facilities are in continuation/ modification of our earlier sanction letter No. : IBL/CBG/2014–15/2618 dated January 23, 2015 and reference no IBL/CBG/2015-16/1550- addendum dated 23.09.2015 and all existing sanction letter.

The facilities (unless expressly stated otherwise) are repayable/ determinable on demand, and are presently being made available for a period of 12 months from the date of sanction that is June 16 2017, however subject to a review by the IndusInd Bank Limited {hereinafter described as (the "Bank")} at any time. The Bank may, at its sole discretion choose to continue/ renew the facilities for a period beyond the period aforesaid.

(INR In Crore)

Facility Details	Existing Limit	Revise Limit
Working Capital Limits		
Overdraft against FD*	30	30
Overdraft Limits	15	15
Overdraft against credit card receivables of American express credit cards	20	20
Bank Guarantees-I (For IATA)	125	125
Bank Guarantees-II (For Other airlines)	15	15
Bank Guarantees – III (For operational requirements) Sub limit of OD limits	(10)	(10)
SBLC limit (sub-limit of BG-II)	(2.5)	(2.5)
Forex (Forwards/Options/Derivatives)	5	5
Total	**180**	**180**

*The overdraft against FD is 100% secured against cash and therefore not counted as exposure.

This sanction communication is being sent to you in duplicate. You are requested to return to us the duplicate copy along with the Annexure/s duly signed by the authorized signatory of the Company as a token of your having accepted the terms & conditions within 30 days of the letter, failing which it will be presumed that you are not interested in availing continuation of these facilities and the Bank may, in its discretion, withdraw them without any further notice to you. The facilities will be made available on

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Gurgaon Office: IndusInd Bank Limited, 3rd Floor, Building No.10, Tower-B, DLF Cyber City, Phase II, Gurgaon -122 002, India. Tel: (0124) 4749500 Fax: (0124) 4749596

Registered Office: 2401 Gen. Thimmayya Road, Pune 411 001, India
Tel.: (020) 2634 3201 Fax: (020) 2634 3241 Visit us at www.indusind.com
CIN: L65191PN1994PLC076333

INDUSIND BANK LIMITED GURGAON ADMINISTRATIVE OFFICE

SANCTION LETTER- Make My Tnp (India) Pvt Ltd execution of requisite security documents, submission of required undertakings and creation of requisite charges over your assets and guarantors' assets, if applicable. Please note that the terms and conditions of the sanction are valid for a period of 90 days from the date of the sanction letter and the Bank reserves the right to revise the rate of interest and any other terms and conditions of the sanction in case documentation and disbursement is not completed within the validity period, or, at 1ts discretion, treat the sanction as withdrawn. Assuring you the best of our attentions, Yours faithfully For lnduslnd Bank limited (. ,; Accepted the above terms and conditions. We hereby confirm execution of the facility and security documents executed 1n favour of Bank and confirm that the securities created there under will continue for the above renewed facilities Borrower: For MAKE MY TRIP {INDIA) PVT. LTO. Authorised Signatory Accepted the aforesaid Terms and Conditions Guarantors - For Make My Trip Ltd (Mauriti us) Authorised Signatory 2 Page

SANCTION LETTER – Make My Trip (India) Pvt. Ltd.

Annexure I
Make My Trip India Private Limited
Terms and Conditions

Type of Facility	**Bank Guarantee -1**
Nature	Financials/ Performance Guarantees
Limit	Rs125 crore
Purpose	To be submitted to IATA for guarantying the payment obligations.
Period of Sanction	12 months
Cash Margin	Nil
Commission	0.25% p. a. plus applicable taxes.
Tenor (including claim period)	18 Months including claim period (In case of guarantees exceeding 18 months Bank has the right to call for such guarantees to be covered by full cash margin from 19th month onwards)
Primary Security	Exclusive charge on the assets of the company.
Guarantees	Corporate Guarantee of MakeMy Trip Limited (Mauritius)
Other Terms	- Company to undertake to route at least Rs1000crores of throughput from IBL counters. - The Company's performance and cash position as well as cash position of the parent company should be monitored quarterly and a brief report comprising revenues, cash deposits and turnover routed through IBL shall be submitted to Bank within a fortnight from the end of the quarter.

Type of Facility	**Bank Guarantee-2**
Nature	Financials/ Performance Guarantees
Limit	INR15crore
Purpose	BG to be opened for all regular business purpose in INR / foreign currency
Period of Sanction	12 months
Cash Margin	Nil
Commission	0.35% p. a. plus applicable taxes
Tenor (including claim period)	18 Months including claim period (In case of guarantees exceeding 18 months Bank has the right to call for such guarantees to be covered by full cash margin from 19th month onwards)
Primary Security	Exclusive charge on the entire assets of the company, excluding those specifically charged to other lenders.
Guarantees	Corporate Guarantee of MakeMy Trip Limited (Mauritius)
Other Terms	Company to undertake to route at least Rs1000crores of throughput from IBL counters.

INDUSIND BANK LIMITED GURGAON ADMINISTRATIVE OFFICE

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SANCTION LETTER – Make My Trip (India) Pvt. Ltd.

Type of Facility	Bank Guarantee – 3 (sub-limit of OD limits)
Nature	Financials/ Performance Guarantees
Limit	INR10crores
Purpose	To be submitted for regular business purpose.
Period of Sanction	12 months
Cash Margin	Nil
Commission	0.35% p. a. plus applicable taxes
Tenor (including claim period)	18 Months including claim period (In case of guarantees exceeding 18 months Bank has the right to call for such guarantees to be covered by full cash margin from 19th month onwards)
Primary Security	Exclusive charge on the entire assets of the company, excluding those specifically charged to other lenders.
Guarantees	Corporate Guarantee of MakeMy Trip Limited (Mauritius)
Other Terms	Company to undertake to route at least Rs1000crores of throughput from IBL counters.

Type of Facility	Stand-by Letter of Credit (SBLC) limit (sub-limit of Bank Guarantee limit of INR1500 lacs)
Limit	Rs250lacs/equivalent USD/Euro/ JPY/ CHF
Purpose	For the regular business purposes of the company.
Period of Sanction	Same as the BG limit
Tenor	Up-to12months
Cash Margin	Nil
Commission	As per Bank's guidelines
Other Terms	In line with the main BG limit.
Security	Same as the main BG limit

Special Covenants For Bank Guarantee

1. The Bank will not normally issue any guarantee that:
   a. Does not contain a clause limiting the liability and the period for honoring claims, in a form approved by the Bank
   b. Contains any onerous clause or places a undue liability, or is required in a format not acceptable to the Bank.
   c. Requires the Bank to automatically renew / extend the guarantee
   d. Relates to performance of an obligation not related to borrower's normal business
   e. The Bank has not received, to its satisfaction, documentary evidence of the underlying obligation and of the Borrowers ability to fulfil the same.
2. Payment will be made on an invoked Bank Guarantee, immediately on receipt of a valid claim, under intimation to you, by debit to your operative cash credit/ current account, for which you are obliged to make good the funds, forthwith.
3. The company and the guarantor shall undertake to provide full margin if the Bank does not want to renew the guarantee In case of BGs issued for more than 18 months validity, the Bank has right to demand 100% cash margin in deposit , after the expiry of 18 months.
4. The borrower should submit a quarterly certificate from a practicing CA / statutory auditor that all payments / settlements to IATA were done promptly, supported by details of instrument

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INDUSIND BANK LIMITED GURGAON ADMINISTRATIVE OFFICE

SANCTION LETTER – Make My Trip (India) Pvt. Ltd.

and proof of payment to IATA (Bank statement), listing out delays, beyond 3 days if any. Also no certificate is required if payment has been made through IndusInd Bank Account.

5. The company/ Borrower should undertake to inform the Bank immediately, by means of a special letter, in case of any adverse event as regards performance of the underlying obligation such as claims, counterclaims, dispute, cost and time overruns Court / Arbitration proceedings and the like

Type of Facility	**Overdraft against Fixed deposit facility**
Limit	Rs. 30 crore
Purpose	To meet working capital requirements
Rate of interest	As communicated by Bank from time to time
Period of Sanction	Repayable on demand, subject to review at annual intervals or as may be decided by the Bank.
Margin	Nil
Primary Security	Fixed Deposits to the extent of 100% of the transaction amount duly lien marked in favour of IndusInd
Documentation	As per Bank's internal policies/ guidelines. All standard documents/ terms applicable to ODFD shall apply to this facility.

Type of Facility	**Overdraft against credit card receivables of American Express credit card**
Limit	INR 20 crore
Purpose	To meet working capital requirements
Rate of interest	Minimum: one year MCLR+2.1% presently 12% p.a. at monthly rest. Presently applicable Bank's one year MCLR is 9.90% The bank has the right to substitute/change MCLR with any alternate rate or change the spread over MCLR or over such rate as per policy of the bank or as may be requested by RBI/statutory directives.
Period of Sanction	Repayable on demand, subject to review at annual intervals or as may be decided by the Bank.
Margin	Nil
Primary Security	• Exclusive charge on the entire assets of the company, excluding those specifically charged to other lenders. • Direct payment routing confirmation of entire receivables from American Express Credit card with IBL.
Guarantees	Corporate Guarantee of MakeMy Trip Limited (Mauritius)
Documentation	As per Bank's internal policies/ guidelines.

Type of Facility	**Overdraft facility**
Limit	INR 15 crore
Purpose	To meet working capital requirements
Rate of interest	Minimum: one year MCLR+2.1% presently 12% p.a. at monthly rest.

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INDUSIND BANK LIMITED GURGAON ADMINISTRATIVE OFFICE

SANCTION LETTER – Make My Trip (India) Pvt. Ltd.

	Presently applicable Bank's one year MCLR is 9.90% The bank has the right to substitute/change MCLR with any alternate rate or change the spread over MCLR or over such rate as per policy of the bank or as may be requested by RBI/statutory directives.
Period of Sanction	Repayable on demand, subject to review at annual intervals or as may be decided by the Bank.
Margin	Nil
Primary Security	Exclusive charge on the entire assets of the company, excluding those specifically charged to other lenders.
Guarantees	Corporate Guarantee of MakeMy Trip Limited (Mauritius)
Documentation	As per Bank's internal policies/ guidelines.
Other terms	Company to undertake to route at least 1000 crore of throughput from IBL counters.

Type of Facility	**Forward Cover Limit**
Limit	INR 5.0crores (PFE @ 8% on notional of INR 62.50crores and MTM of INR 5.0 crore)
Purpose	To cover trade-related payables/receivables in foreign currency
Period of Sanction	1-yrs
Commission	As per bank's extant guidelines
Maximum Tenor of Cover	365 days
Security	The forward contracts should be booked for hedging payables under LCs issued by us/ Buyers credit availed against our guarantee. We stipulate that compulsory booking of forward contracts or call options with upfront payment of premium.
Other terms	1. The limit is available only for plain vanilla forward contracts/ vanilla options with premiums paid up-front with a maximum tenor of 1 year. 2. Application and documentation will be as per RBI/ Bank's rules. All Exchange Control norms and FEDAI rules are to be complied with. Letter of request and authority for debit of cancellation and other charges, are to be submitted to the Bank before booking of the contracts 3. The company should furnish a Certificate to the effect that the exposure covered by the contract has not been covered with any other Bank. 4. All contracts to be booked only against actual underlying obligations or past performance 5. All outstanding contracts under this facility shall be subjected to a "mark-to-market" computation, in a manner decided by the Bank, on a daily basis. In case, the net payables as a result of such computation exceeds Rs.2.9 crs , the Bank has the right to: a. Call upon the customer to bring in deposit margin forthwith to maintain the exposure within the sanctioned exposure, b. In case of failure to bring such margin, the Bank shall have the right to cancel one or more or all of the outstanding forward/derivative contracts, without further reference to the

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INDUSIND BANK LIMITED GURGAON ADMINISTRATIVE OFFICE

SANCTION LETTER – Make My Trip (India) Pvt. Ltd.

	customer. The customer shall be liable to make good the losses suffered by the Bank consequently, and the Bank will not be responsible for any consequential direct or indirect loss. c. Refuse to enter into any fresh contracts and / or withdraw the facility in part or full. 6. Depending upon volatility of forex market, the Bank in its absolute discretion, may insist for requisite cash margins for booking of forward contracts; 7. All RBI/Bank's guidelines relating to forward contracts to be complied with.

General Covenants Applicable To All Facilities

Unconditional and irrevocable corporate guarantee of MakeMy Trip Ltd (Mauritius)

Others Terms and Conditions	
Processing Charges	Nil
Penal interest rate	Applicable rate + 2%: For non-submission of Stock statement and other information. Applicable Rate +2%: For other irregularities rendering the account overdue, shortfall in drawing power, devolvement of LCs etc.
Inspection	Quarterly. Cost to be borne by the company.
Insurance	All assets charged / financed by the Bank to be fully insured for 100% of the value in the name of the borrower with the Bank Clause.
Other condition	Bank's prior approval for any acquisition or investments made by the borrower or the guarantor company in excess of 10% of their networth at any one time or in a financial year.
UFCE declaration	- Company to submit information on un-hedged foreign currency exposure on a quarterly basis on self-certification basis. However, at-least on annual basis, UFCE information should be audited and certified by the statutory auditors of the Company. First such information to be provided before disbursement/release. - UFCE data statement to be submitted within 30 days of the quarter-end. - Where client is not having any foreign currency exposure a declaration to be submitted by the company on their letter head that they have no un-hedged exposure in foreign currency as on the date of declaration.

Other General Covenants

The borrowing arrangements would be subject to the following terms and conditions:

- The Bank will have the right to examine the books of accounts of the borrower from time to time by officers of the Bank and/or outside consultants and the expenses incurred by the Bank in this regard will be borne by the borrower.
- The Bank may at its sole discretion disclose such information to such institution(s) in connection with the credit facilities granted to the borrower.
- During the currency of the Bank's credit facilities, the borrower shall ~~not without the prior approval~~ intimate the Bank in writing within 30 days of : -

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INDUSIND BANK LIMITED
GURGAON ADMINISTRATIVE OFFICE

SANCTION LETTER – Make My Trip (India) Pvt. Ltd.

i) Effect any change in their capital structure.
ii) Shall not pledge the shares held by the promoters, group beyond 10% of holdings, for raising any loan or for securitizing any loans or advances availed/to be availed by them from any bank/FI/ lender.
iii) Formulate any scheme of amalgamation/reconstitution.\
iv) Undertake any new project/scheme unless the expenditure on such expansion etc., is covered by the borrower's net cash accruals after providing for dividends, investments, etc., or from long term funds received for financing such new projects or expansion.
v) Normal trade credit or security deposits in the usual course of business or advances to employees, etc., are, however, not covered by this covenant.
vi) Enter into borrowing arrangements either secured or unsecured with any other Bank, financial institution, borrower or otherwise save and except the working capital facilities, granted/to be granted by other consortium /member banks, under consortium/multiple banking arrangement and the term loans proposed to be obtained from financial institutions/banks for completion of the replacement-cum-modernization programme.
vii) Undertake guarantee obligations on behalf of other companies/ associates/ affiliates
viii) Declare dividends for any year except out of the profits relating to that year

- The borrower should intimate the bank in writing within 30 days of any material change in their management set up No material change in the shareholding pattern of the company which has an effect of a possible change in the management control of the company shall be made without prior approval of the Bank.
- The borrower will keep the Bank informed of the happening of any event, likely to have a substantial effect on their production, sales, profits, etc., such as labour problem, power cut, etc., and the remedial steps proposed to be taken by the borrower.
- The Borrower will inform the Bank if any winding up petition is filed against the Borrower.
- The borrower will keep the Bank advised of any circumstances adversely affecting the financial position of their subsidiaries including any action, taken by any creditor against any of the subsidiaries.
- The borrower shall submit the declarations as regards:
  - That neither the Company nor the Directors face any litigation, except in the normal course of business.
  - The Directors / senior executives of the company, and/or their relatives are not connected with the Bank (IBL) and are not directors in any other bank.
  - No commission has been paid to guarantors on extending their guarantee for the advance

- The Bank would charge the standard service charges in respect of different items of service as in force from time to time.
- The borrower to furnish to the Bank every year two copies of audited/printed balance sheet and profit and loss account statements of the borrower immediately on being published / signed by the auditors, along with the usual renewal particulars.
- To forward half-yearly balance sheet and profit and loss account statements within two months from the end of the half-year and annual audited accounts within 3 months.

- **Negative Lien:** The borrower should not create, without prior consent of the Bank, charges on their any or all properties or assets during the currency of the credit facilities granted by the Bank.

- **Insurance:** All stocks and collateral securities like immovable properties should be kept fully insured against all risks including fire, strikes, riot, malicious damages & natural calamities etc.,

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INDUSIND BANK LIMITED
GURGAON ADMINISTRATIVE OFFICE

SANCTION LETIER - Make My Trip (India) Pvt. ltd.  with the incorporation of Bank's Hypothecation clause and the policies retained by the borrower. A copy of this policy should be submitted to the Bank for their record.  Others- • Non-fulfillment of above financial and non-financial covenants will trigger an event of default, unless specifically waived in writing. Consequence of an event of default could be levy of penal interest and/or withdrawal of the facility. • In the event of withdrawal/cancellation of the facility, the borrower accepts to fully cash collateralize any exposure that the Bank has assumed on the client or on behalf of the client, which could not be immediately repaid or unwound. Borrower/facilities should conform to guidelines that have been/will be issued by RBIfrom time to time. All interest and cess are exclusive of any taxes and withholdings that may be payable on account of prevailing statutes. • The Bank has the right to change or modify the rate of interest, or alters the spread, at such intervals or whenever it may deem fit, and a notice of the change to the Borrower will be binding on them. • In the event of default, the Bank reserves the right at its sole discretion to modify, vary or add to the terms and conditions, or to terminate the said Banking Facilities concerned, at any time, and to recall any or all of the amounts due under the said Banking Facilities. All amounts due in respect of the said Banking Facilities shall become payable forthwith on such demand. • As regards the un-utilised limits if any under the facility, Bank reserves the right at any point of time, to revoke or cancel and/or vary, alter or modify the said un-utilised limits, at Bank's discretion without prior notice & without assigning any reasons therefore. • The company shall pay on demand to the bank the cost between the solicitors/ advocates/ company secretaries/ inspectors and clients incurred by them or any of them in connection with the registration of the securities and clarifications/ charges thereof with the Registrar of Companies, compilation of search/ status reports and/ or any other matter incidental to or in connection with transactions of the Company with the Bank and also reimburse the Bank for all out-of-pocket expenses including legal, stamping, documentation, incurred in the negotiation, documentation, and disbursement of the facility • The company shall endeavor to deposit sales proceeds and shall route all foreign exchange business and other ancillary business through their account maintained with us in proportion to our share in the capital financing. • Company should furnish a written confirmation that the company/ its directors in the beslof their knowledge and belief are not defaulters with any bank/FI, and there are no legal proceedings initiated or pending against them for recovery of any borrowings. In case in the opinion of the Bank's there has been a material adverse change in the Borrower's business and financial condition, such as: Sale or curtailment or closure of any of the Borrowers main businesses. Cash losses in any one quarter or continuing accounting losses in three quarters, Adverse action by any Regulatory Authority Default to the Bank under any other facility or to any other lender Action by any class of stakeholders which is likely to significantly impair Borrower's business Filing of winding up petition by any creditor/shareholder against the Borrower. The Bank is entitled to withhold further disbursements and/or recall the loan in part or full.  9 I I' ... L •

SANCTION LETTER -Make My Trip (lnd1a) Pvt Ltd Accepted the aforesaid Terms and Conditions Borrower: For MAKE MY TRIP (INDIA) PVT. LTO. Authorised Signatory Accepted the aforesaid Terms and Conditions Guarantors - For Make My Trip Ltd (Mauri tius) Authorised Signatory  10 II' .